Energy Vault Holdings, Inc.
4360 Park Terrace Drive, Suite 100
Westlake Village, California 93161

March 9, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attn:	Bradley Ecker

Re:	Energy Vault Holdings, Inc. Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-262720)

Ladies and Gentlemen:

Reference is made to the letter from Energy Vault Holdings, Inc. (the “Company”), filed as correspondence via EDGAR on March 8, 2022, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 9:00 a.m., Eastern Time, on Thursday, March 10, 2022, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company no longer requests that such Registration Statement be declared effective at the Effective Time, and the Company hereby withdraws its request for the acceleration of the effective date until providing further notice.

If you have any questions regarding the foregoing, please contact Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at (650) 321-2400, or in his absence, Michael Irvine at (415) 801-4880.

Very truly yours,

Energy Vault Holdings, Inc.

By:	/s/ Robert Piconi
Robert Piconi
Chief Executive Officer

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Michael Irvine, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP